SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 12)

                                ----------------

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                                   FRDK, INC.
                           MOORE CORPORATION LIMITED
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1GF
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100



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                  FRDK,  Inc.  and Moore  Corporation  Limited  hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 12. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 5.       PURPOSE OF THE TENDER OFFER AND
                               PLANS OR PROPOSALS OF THE BIDDER.

                  (c) On October 5, 1995, the Purchaser, as a stockholder of the Company, delivered a second letter (the "Second Stockholder Proposal Letter") to the Company notifying the Company of its intent to bring before the 1995 Annual Meeting business for the purpose of: (i) removing all of the members of the Board of Directors of the Company other than Messrs. Hessler, Isenman and Rittereiser, if then directors of the Company; (ii) amending the Amended and Restated Company Bylaws to fix the number of directors of the Company at five; and (iii) repealing each provision of the Amended and Restated Company Bylaws or amendment thereto adopted without stockholder approval subsequent to February 15, 1995 and prior to the 1995 Annual Meeting.

                  The Purchaser had previously delivered notice to the Company on August 28, 1995 of its intent to bring business before the 1995 Annual Meeting in its initial Stockholder Proposal Letter. By virtue of an amendment to the Amended and Restated Company Bylaws adopted on June 14, 1995 purporting to require that stockholders of the Company desiring to introduce business at any annual meeting of the Company deliver notice to the Secretary of the Company not later than sixty, and not earlier than ninety, days in advance of such meeting, and an announcement by the Company that the 1995 Annual Meeting will be held on December 8, 1995, the Purchaser delivered the Second Stockholder Proposal Letter in order to preserve its right to introduce business at the 1995 Annual Meeting. The proposals included in the Second Stockholder Proposal Letter are identical to those included in the initial Stockholder Proposal Letter. A copy of the Second Stockholder Proposal Letter is attached hereto as Exhibit (g)(14) and the foregoing description is qualified in its entirety by reference to such exhibit.

                 ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

                 (g)(14) Second Stockholder Proposal Letter, dated October 5, 1995, from the Purchaser to the Company.
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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 1995


                                                  FRDK, Inc.


                                                  By:    /s/ Joseph M. Duane

                                                  Name:     Joseph M. Duane
                                                  Title:    President



                                                  MOORE CORPORATION LIMITED


                                                  By:     /s/ Joseph M. Duane

                                                  Name:     Joseph M. Duane
                                                  Title:    Vice President and
                                                             General Counsel


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                                 EXHIBIT INDEX



                 (g)(14) Second Stockholder Proposal Letter, dated October 5, 1995, from the Purchaser to the Company.